

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Vikas Desai
Chief Executive Officer
Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, NJ 07066

> **Re: Achari Ventures Holdings Corp. I**
> **Registration Statement on Form S-1**
> **Filed August 5, 2021**
> **File No. 333-258476**

Dear Mr. Desai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 2

1. Please revise your Summary to disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired an initial 20% stake for approximately $0.009 per share and the offering is for $10.00 per unit, your sponsor could make a substantial profit after the initial business combination even if most public investors experience substantial losses. In addition, because your anchor investors will acquire founder shares for approximately $0.009 per share, the anchor investors may vote for a transaction and make a substantial profit even if other public investors vote against the transaction and subsequently experience substantial losses.

Financial Statements of Achari Ventures Holdings Corp. I, page F-4

2.   Please revise to correctly label your statements of operations, changes in stockholder's equity and cash flows as either audited or unaudited for all periods presented. We note, for example, statements for the period from January 25, 2021 (inception) through February 8, 2021 are improperly labelled as unaudited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman, Esq.